 EXHIBIT 99.1

AMARC BUILDS ON DISRUPTIVE AuRORA DISCOVERY SUCCESS

AND ADVANCES PIPELINE OF HIGH DEMAND DISTRICT-SCALE COPPER-GOLD ASSETS IN BRITISH COLUMBIA DURING 2025

January 15, 2026 – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; OTCQB: AXREF) materially strengthened its position during 2025 as one of Canada’s leading copper-gold exploration companies. Continued discovery success built on a foundation of systematic and informed exploration across the JOY, DUKE and IKE Copper-Gold Districts validates Amarc’s district-scale exploration model. This is being accomplished at JOY and DUKE while preserving significant shareholder leverage through staged, non-dilutive funding under joint venture agreements with major mining companies to secure up to $200 million in funding, of which approximately $81 million has been received so far. Amarc is positioned to deliver wealth through disciplined execution, discovery success and continued advancement of a district-scale copper-gold portfolio in British Columbia (“BC”). Momentum is now building towards potential transactions with the effective advancements of the Districts.

The AuRORA Discovery and the JOY District

In January 2025, Amarc announced the discovery of the exciting new, high grade near surface gold-rich porphyry copper-gold-silver (“Cu-Au-Ag”) AuRORA Deposit, hosted in the emerging JOY Cu-Au District (see Amarc January 17, 20 and February 28, 2025 releases). Amarc believes that the rare combination of high Au with strong Cu and Ag grades, deposit geometry, continuity of mineralization and the emerging scale of AuRORA indicates that not only does it now stand as one of the most important recent porphyry Cu-Au discoveries in BC, but it has the hallmarks of a Tier One asset in the making.

Heading into drilling this past year, the Amarc team anticipated that the mineralization discovered in 2024 by 20 drill holes over an area of approximately 600 m by 600 m had significant expansion potential. Twenty-three step-out deposit expansion holes over an area of approximately 1 km by 1 km, and a single infill hole were drilled in 2025. Assay results for 11 of the expansion holes announced to date and drilled along four sections indicate that the deposit has been expanded at least 300 m to the north, 200 m to the east and 300 m to the southeast (see Amarc September 22, November 3 and December 10, 2025 releases). Assay results from the remaining 12 expansion holes drilled at AuRORA in 2025 are being received and will be released shortly.

The AuRORA Deposit lies within the high potential 630 km2 JOY Cu-Au District (“JOY”) is located within the prolific Toodoggone-Kemess porphyry Cu-Au region (“Toodoggone”) of north-central BC. Amarc believes the discovery of AuRORA has rewritten the exploration play book in this region; it is not only integral to bringing rapidly forward the potential of the JOY District, but could be the key to the emergence of a world-class porphyry Cu-Au district in the Toodoggone.

In addition to the AuRORA Deposit, the TWINS and Canyon Discoveries, the PINE, Brenda and MEX historical deposits and new, high potential deposit targets are also actively being advanced at JOY. There is clearly a lot more to come from the JOY District.

The JOY District is now being advanced through AuRORA Minerals Ltd, (“AML”) a private joint venture corporation held 60% by Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”) and 40% by Amarc (see September 4, 2025 release). In addition, Freeport has elected to earn a further 10% interest in the JOY District by funding an additional $75 million in staged expenditures. Freeport’s investment decision underscores both the scale potential of the district and the quality of Amarc’s technical framework.

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In support of this momentum, Amarc executed on behalf of AML, an expanded exploration program exceeding $16 million in 2025, completing substantial drilling at AuRORA and across multiple other deposit targets. Concurrently, significant planning and technical work progressed towards optimizing a development strategy for the JOY District as a whole.

DUKE District

At the DUKE District, Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group, is funding exploration activities (see November 22, 2022 release). Boliden funded approximately $10 million during the year with most applied to drilling, following $20 million invested through the end of 2024. Having funded a total of $30 million in exploration expenditures Boliden earned a 60% interest in the DUKE District, with the option to advance to 70% interest through a further $60 million investment at 2025 year end.

To the end of 2024, the exploration program included 52 drillholes totaling 21,728 metres, supported by extensive district-wide surface work, including soil geochemistry and induced polarization geophysical surveys. Drilling expanded the DUKE Cu-Mo-Ag Deposit and identified additional resource potential, while surface programs advanced several compelling new targets.  Surface surveys to refine targets and initial scout drilling were the focus in 2025.

IKE District

Amarc’s 100%-owned IKE District captures one of BC’s most prospective mineral belts for both bulk-tonnage copper and higher-grade Cu-Au systems. Exploration efforts to date include drilling, relogging and re-assaying of historical core, comprehensive geochemical sampling, geological mapping, and ground and airborne geophysical surveys. The Company previously discovered the large-scale IKE Cu-Mo-Ag deposit and, in 2025, announced the results of a nine hole drill program which confirmed and built on those from historical drilling at the higher-grade Empress Cu-Au deposit. The District is positioned for significant advancement as conditions allow.

Outlook

With copper playing an increasingly critical role in global electrification and decarbonization trends and geopolitical uncertainty continuing to buoy interest in gold, Amarc enters 2026 with a high value, high demand pipeline of exploration and development opportunities. Copper is one of several metals expected to increase in value again this year, aided by clean tech manufacturing.1 Most analysts expect gold prices to moderate in 2026 compared to 2025, but with continuing upside potential.2 Amarc remains focused on disciplined, discovery-driven growth and on advancing its assets in a manner that maximizes the creation of shareholder value. Momentum is building towards potential transactions.

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1The Economist, World Ahead 2026, November 13, 2025.

2 https://www.investopedia.com/gold-prices-record-highs-2026-outlook-11871125#:~:text=Most%20analysts%20see%20the%20price,bond%20exposure%20to%20gold%20ETFs

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Qualified Person

Mark Rebagliati, P.Eng., a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved the technical and scientific information in this news release. Mr. Rebagliati is not independent of the Company.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation including the effects of land use plans that may impact activities on or access to properties, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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